UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April, 2008

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

During the first quarter of 2008:
D&S’ profits increased by 11.7%

- Net profits of Ch$11,081 millions are mainly due to the 5.6% growth of net revenues and to the 16.4% increase in operating results compared to results for the same period in 2007. The Company’s EBITDA increased by 12% in comparison with the first quarter of the previous year.

Santiago, April 28 of 2008.- D&S, Chile’s main supermarket chain, obtained profits for Ch$11,081 million (US$25.3 million), representing a 11.7% growth over results for the same period in 2007.
This increase is attributable to the 5.6% increase in net revenues compared to the previous year, amounting to Ch$468,142 million (US$1,069.5 million) and to the improvement in operating results, which increased by 16.4%, totaling Ch$22,332 million (US$51 million).
“The net revenues increase is mainly explained by the net increase of 41,608 sq.m. of sales area due to the opening of 14 new LIDER stores in the period April 2007 to March 2008”, said Alejandro Droste, D&S’s Chief Financial Officer. These new stores represent a 9% increase over total sales area and correspond to the opening of 6 Express by LIDER stores, 5 Hiper LIDER and 3 stores of the new warehouse format SuperBodega Acuenta. Additionally, 22 Ekono discount stores have been added during the period April 2007 to March 2008.
D&S’ senior officer added that “the improvements in operating results and EBITDA are mainly attributable to the expansion in gross margin along with higher efficiency in terms of operating expenses”.
Revenues from the financial services division increased 7% compared to the same period of the previous year, amounting to Ch$31,154 million (US$71.2 million).
Revenues from the real estate division, Saitec, increased by 23.4% totaling Ch$6,884 million (US$15.7 million), compared to the first quarter of 2007.
The Company’s EBITDA increased 12% to Ch$37,669 million (US$86.1 million) compared to the period January-March 2007, representing 8% of revenues.
D&S successfully issued and sold bonds for six million Unidades de Fomento (US$267 million), transaction led by the broker LarrainVial. These are five-year maturity bullet bonds. This bond was granted AA- credit rating by Feller Rate and Fitch Ratings.

I Quarter Consolidated Results

	2008			2007			Var.
	Ch$ million	US$ million	% of Rev.	Ch$ million	US$ million	% of Rev.	%
Sales	382,228	873.2	81.6%	363,510	830.5	82.0%	5.1%
Other Income	85,914	196.3	18.4%	79,953	182.7	18.0%	7.5%
Net revenues	468,142	1069.5	100.0%	443,464	1013.1	100.0%	5.6%
Cost of sales	332,124	758.8	70.9%	315,474	720.7	71.1%	5.3%
Gross Income / Margin	136,018	310.7	29.1%	127,989	292.4	28.9%	6.3%
Recurring Operating Expenses	98,192	224.3	21.0%	94,125	215.0	21.2%	4.3%
Start-up Expenses	157	0.4	0.0%	234	0.5	0.1%	-32.9%
Total Operating Expenses (SG&A)	98,349	224.7	21.0%	94,358	215.6	21.3%	4.2%
EBITDA	37,669	86.1	8.0%	33,631	76.8	7.6%	12.0%
Depreciation	15,337	35.0	3.3%	14,451	33.0	3.3%	6.1%
Total Operating Expenses	113,685	259.7	24.3%	108,810	248.6	24.5%	4.5%
Operating Income	22,332	51.0	4.8%	19,179	43.8	4.3%	16.4%
Financial Expenses	(7,418)	(16.9)	-1.6%	(6,524)	(14.9)	-1.5%	13.7%
Other Non-operating Income (Expenses)	(240)	(0.5)	-0.1%	(412)	(0.9)	-0.1%	-41.6%
Monetary Correction	(1,343)	(3.1)	-0.3%	(325)	(0.7)	-0.1%	313.0%
Non-Operating Income	(9,001)	(20.6)	-1.9%	(7,260)	(16.6)	-1.6%	24.0%
Income before Tax	13,331	30.5	2.8%	11,919	27.2	2.7%	11.8%
Income Tax	(2,264)	(5.2)	-0.5%	(2,022)	(4.6)	-0.5%	12.0%
Minority Interest	14	0.0	0.0%	23	0.1	0.0%	-38.4%
Income	11,081	25.3	2.4%	9,920	22.7	2.2%	11.7%
Amortization of Goodwill	-	0.0	0.0%	-	0.0	0.0%
Net Income	11,081	25.3	2.4%	9,920	22.7	2.2%	11.7%
Currency of March 2008, exchange rate US$=Ch$437.71 of March 31, 2008.

For further information please contact:

Alejandro Droste, CFO
adroste@dys.cl
Ph: 56-2-484-7754

Miguel Núñez, Finance Manager
mnunez@dys.cl
Ph: 56-2-484-7754

Loreto Bradford, IRO
lbradford@dys.cl
Ph: 56-2-484-7754

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste B.
Alejandro Droste B.
Chief Financial Officer
Dated: April 29, 2008